Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation
Fleet Street (US) Corp.	Delaware
Bottomline Technologies (Aust) Pty Ltd.	Australia
CLS Research Pty Ltd.	Australia
Bottomline Technologies (Canada), Inc. .	Canada
Sterci Canada, Inc.	Canada
Bottomline Technologies France S.A.	France
Sterci SAS	France
Bottomline Technologies GmbH	Germany
Bottomline Technologies PTE LTD	Singapore
Bottomline Technologies SA	Switzerland
SF 2I SA	Switzerland
AFP Holdings Limited	United Kingdom
Bottomline Technologies Limited	United Kingdom
Bottomline Technologies Europe Limited	United Kingdom
Chatham Street Technologies Limited.	United Kingdom
Simplex Limited GTP	United Kingdom